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                                  UNITED STATES                  ---------------
                       SECURITIES AND EXCHANGE COMMISSION        SEC File Number
                             Washington, D.C. 20549                 001-14614
                                                                 ---------------

                                                                 ---------------
                                   FORM 12b-25                     CUSIP Number
                                                                    716599105
                           NOTIFICATION OF LATE FILING           ---------------



(Check One):  [ ] Form 10-K   [X] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended: December 31, 2003
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                             Petroleum Geo-Services ASA

Former Name if Applicable:                           N/A

Address of Principal Executive Office                Strandveien 4
(Street and Number):                                 N-1366 Lysaker

City, State and Zip Code:                            Lysaker, Norway


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PART II - RULES 12b-25(b) AND (c)

[ ] If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As previously disclosed, Petroleum Geo-Services ASA (the "Company") is unable at this time to file a Form 20-F for the fiscal year ended December 31, 2003 that contains audited financial statements prepared under United States generally accepted accounting principles ("U.S. GAAP") for the three year period ended December 31, 2003. The Company, which emerged from Chapter 11 bankruptcy proceedings in early November 2003, is continuing its efforts to prepare audited financial statements for 2003 and 2002, to complete a re-audit of its 2001 financial statements under U.S. GAAP and to address the material weaknesses in the Company's system of internal controls over financial reporting as previously disclosed in the Company's Form 6-K dated December 1, 2003. The Company has established a plan with the objective of completing the outstanding audits and re-audit under U.S. GAAP to permit the Company to file its 2003 Annual Report on Form 20-F by September 30, 2004. However, there can be no assurance that these audits and re-audit can be completed or that the target date of September 30, 2004 can be achieved.

         In addition, as previously disclosed, if and when completed, the audits and re-audit could result in restatements of the Company's previously filed U.S. GAAP audited financial statements and restatements or other adjustments to its U.S. GAAP unaudited financial statements for 2002 and 2003. Any such restatements and adjustments could be material, although they are expected to be of a non-cash nature. Furthermore, although these audits and re-audit are being conducted under U.S. GAAP, there can be no assurance that the findings from such audits and re-audit will not have an impact on the Company's 2002 and 2003 financial statements prepared under Norwegian generally accepted accounting principles ("NGAAP").

         Although the Company has been unable to file a completed Form 20-F for the fiscal year ended December 31, 2003, it has furnished under cover of a Form 6-K dated June 28, 2004 audited NGAAP financial statements for 2003 with a qualified audit opinion from the


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Company's independent auditor Ernst & Young. The audit opinion contained the following qualifying paragraph:

         The audit of the Company's financial statements prepared in accordance with accounting principles generally accepted in the United States (US
         GAAP) have not yet been completed. The required audit procedures for such US GAAP financial statements include a reaudit of the 2001 financial statements as well as an audit of the 2002 and 2003 financial statements, due to requirements relating to the filing of the annual financial statements with the Securities and Exchange Commission in the Unites States. The outcome of such audit procedures might also affect the financial statements prepared in accordance with Norwegian GAAP, potentially both the opening balance as at January 1, 2003 and the 2003 statement of operations.

The audit opinion also emphasized that the Company's internal controls over financial reporting have not been operating effectively and stated that Ernst & Young has issued a letter to the Company's Board of Directors addressing material weaknesses in the design and operation of the Company's internal controls.


         (1) Name and telephone number of person to contact in regard to this notification

               Gottfred Langseth            011 47 67 52 6400
                  (Name)                    (Area Code) (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [ ] Yes     [X] No

         The Company did not file a Form 20-F for the fiscal year ended December 31, 2002, because it was unable to prepare audited financial statements prepared under U.S. GAAP for the three year period ended December 31, 2002 for reasons similar to those stated above related to the 2003 Form 20-F. On June 18, 2003, the Company announced that it had reached an agreement in principle with a majority of its banks and bondholders and certain of its major shareholders to undertake a financial restructuring of the Company's debt. In order to implement this restructuring plan, the Company filed a petition for protection under Chapter 11 of the U.S. Bankruptcy Code on July 29, 2003. Under cover of a Form 6-K dated July 2, 2003, the Company furnished NGAAP financial statements for 2002 accompanied by an audit opinion containing a going concern qualification.


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's 2003 NGAAP financial statements described above reflect a net loss of $818 million, while the Company's 2002 NGAAP financial statements described above reflect a net loss of $1.2 billion. The audit opinion relating to each of such NGAAP financial statements was qualified.

         While the Company is not in a position to estimate possible changes in results of operations under U.S. GAAP between 2002 and 2003, the Company notes that the following factors will affect its 2003 results:

         o during 2003, the Company filed for, and emerged from, Chapter 11 proceedings in the United States

         o as a result of emerging from Chapter 11, under U.S. GAAP the Company will follow "fresh start" reporting under AICPA Statement of Position 90-7, which requires the Company to allocate its reorganization value to its assets in conformity with FASB Statement No. 141, Business Combinations, and to state all liabilities, except for deferred tax liabilities, at fair market value

         o various new accounting principles have been adopted by the Company, including the following:

            o Effective November 1, 2003, expenses incurred in connection with yard stay, steaming and mobilization are expensed as incurred. Such expenses were previously deferred and recognized as part of contract costs or multi-client project costs as appropriate;

            o Effective November 1, 2003, the successful efforts method of accounting for oil and gas assets was adopted replacing the full cost method previously applied;

            o Effective November 1, 2003, the Company made certain changes to its amortization policy for multi-client library, including an increase in minimum amortization by reducing the maximum amortization period from eight to five years after completion of a survey; and

            o Effective November 1, 2003, depreciable lives of the Company's Ramform seismic acquisition vessels and FPSOs were reduced from 30 to 25 years, except for the Petrojarl 1, which was substantially refurbished in 2001

In addition, as described above if and when completed, the audits and re-audit could result in restatements of the Company's previously filed U.S. GAAP audited financial statements and restatements or other adjustments to its U.S. GAAP unaudited financial statements for 2002 and


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2003. Although any such restatements and adjustments are expected to be of a non-cash nature, they could be material.

         Petroleum Geo-Services ASA has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  July 1, 2004                            By:     /s/  Gottfred Langseth
                                                  ------------------------------
                                                        Gottfred Langseth
                                                        Chief Financial Officer


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